November 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Victor Cecco
Lory Empie
Robert Arzonetti
James Lopez

Re:	Grande Group Limited
Draft Registration Statement on Form F-1
Submitted September 23, 2024
CIK No. 0002027722

Ladies and Gentlemen:

As counsel for Grande Group Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated October 25, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on September 23, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Amendment No. 1 to Draft Registration Statement on Form F-1

Overview, page 2

1.	We note your disclosure on page 58 regarding the number of IPOs sponsored and completed for the years ended March 31, 2023 and 2024 differs from the disclosure used on pages 2 and 75. Please revise the language on pages 2, 58 and 75 and elsewhere as appropriate to clarify whether you completed three successful IPOs in each of the years ended March 31, 2023 and 2024, or whether three successful IPOs in total were completed during those years.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 56 to clarify that for the years ended March 31, 2023 and 2024, Grande Capital sponsored and completed 3 and 3 successful IPOs on the HKSE, respectively (i.e. completed three successful IPOs in each of the years ended March 31, 2023 and 2024).

Prospectus Summary

Corporate History and Structure, page 4

2.	Please revise the post-IPO organizational chart on page 5 to be consistent with the pre-IPO organizational chart on page 4 including (i) disclosing the persons that own the equity in Grande Holding Limited, (ii) clearly identifying the entity in which investors are purchasing their interest, (iii) identifying the entities in which your operations are conducted and (iv) disclosing that Mr. Tin Duk Victor, Chang, controls 49% of Grande Securities Limited not owned by Grande Group Limited.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have included in the organizational chart on Page 5: the persons that own the equity in Grande Holding Limited, the entity in which investors are purchasing their interest, the entities in which our operations are conducted, and the fact that Mr. Tin Duk Victor, Chang, controls 49% of Grande Securities Limited.

Risk Factors Summary, page 7

3.	Your risk factor disclosure exceeds 15 pages. Please include summary risk factor disclosure of no more than two pages. Refer to Item 105 of Regulation S-K and Item 3 of Form F-1.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised the summary of risk factors disclosure to be no more than two pages.

Risk Factors

Risks Relating to Doing Business in the Jurisdictions, page 18

4.	We note your response to prior comment 8 and that you did not remove the statement on page 18 that your Operating Subsidiary is not “regulated by any regulator in Mainland China.” Please remove this statements and similar ones throughout the registration statement.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have removed the statement on page 16 that our Operating Subsidiary is not “regulated by any regulator in Mainland China” and similar statements throughout the registration statement.

Liquidity and Capital Resources, page 62

5.	We note your response to prior comment 21 and revised disclosure on page 101. Please revise here and elsewhere to identify Mr. Tak Kai Raymond instead of using the phrase "related party." Additionally, revise to provide narrative discussion explaining material changes in the sources of funds. We note, in this regard, the significant increase in cash provided by operations in 2024.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on page 99 to disclose that the related party is Grande Holding Limited and Mr. Tak Kai Raymond, Tam, the majority shareholder of the Controlling Shareholder, is the source of the funds that the Controlling Shareholder loaned to the Company. We have also provided a narrative discussion explaining the material change in sources of funds from advance from a related party to cash provided by operating activities. The change in the sources of funds was due to the Company deriving sufficient cash from its operating activities for the year ended March 31, 2024 and no longer having to rely on advance from Grande Holding Limited, of which Mr. Tak Kai Raymond, TAM is the source of funds, to finance its operations.

Business, page 75

6.	We note the Cover Page reference to existing "or potential" clients in Mainland China. We also note the disclosure on page 76 that your client base "spans Hong Kong, Singapore and the PRC." Please revise here and the Cover Page to quantify the approximate percentages of your clients in these countries.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have revised our disclosure on the Cover Page and on page 74 to disclose that for the year ended March 31, 2024, the Company had 16, 6 and 4 clients from Hong Kong, the PRC and Singapore, respectively, while for the year ended March 31, 2023, the Company had 9, 2 and 5 clients from Hong Kong, the PRC and Singapore, respectively. Revenues derived from clients in Hong Kong, the PRC and Singapore was approximately 59.2%, 34.0% and 6.8% of the Company’s total revenue for the year ended March 31, 2024, respectively, and 34.0%, 50.8% and 15.2% of the Company’s total revenue for the year ended March 31, 2023, respectively.

Principal Shareholders, page 98

7.	Please revise your table to reflect the number of shares beneficially owned by Mr. Tak Kai Raymond, TAM and Ms. Yujie, CHEN as that term is defined by General Instruction F of Form 20-F. In this regard we note your disclosure in Footnote 1 on page 102 that Mr. Tak Kai Raymond, TAM holds 75% of your 8,560,000 common shares held by Grand Holding Limited through Blazing Success Holdings Limited while Ms. Yujie, CHEN similarly holds 25% of such shares through Ocean Empire Group Limited.

RESPONSE: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have fully addressed the Staff’s comments, in accordance with the General Instruction F of Form 20-F.

Exhibits

8.	We note your response to prior comment 30 and reissue the comment. Please provide an analysis supporting your conclusion that the agreements are not required to be filed.

RESPONSE: We note the Staff’s comment and in response hereto respectfully provide the analysis as follows:

The Sale and Purchase Agreements (the “SPAs”) between Grande Holding Limited and each of Beyond Worth Limited, Charming Apex Limited and Merleos Technology Limited (collectively, the “< 5% Shareholders”).

We respectfully clarify for the Staff that the SPAs are between the < 5% Shareholders and Grande Holding Limited, the Controlling Shareholder of the Registrant, instead of Grande Group Limited (the Registrant). Item 601(b)(10) of Regulation S-K requires the Registrant to file the contracts to which the registrant or a subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest. The SPAs are not the material contracts required to be filed under Item 601(b)(10) of Regulation S-K because the Registrant is not a party to the SPAs. In addition, the SPAs are neither Instruments defining the rights of security holders nor Voting Trust Agreements, as per Item 601(b)(4) and Item 601(b)(9), respectively, of Regulation S-K.

Consultation fees paid to Tak Kai Raymond, Tam

The fee paid to Mr. Tam was for the one-off business development strategy consultation services provided by Mr. Tam. There is no written contract between Mr. Tam and Grande Group Limited (and any of Grande Group Limited’s subsidiaries,) regarding the consultation services provided by Mr. Tam. Therefore, we respectfully submit that the agreement regarding the consultation fee paid to Mr. Tam is not required to be filed under Item 601 of Regulation S-K.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye, Partner
Ortoli Rosenstadt LLP

Direct dial: +1 212.829.8955

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